Filed Pursuant to Rule 424(b)(3)
Registration No. 333-71052

PROSPECTUS SUPPLEMENT
(To Prospectus Dated January 15, 2002)
32,463,100 Shares

SAXON CAPITAL, INC.
Common Stock

This prospectus supplement relates to resales by selling stockholders of 32,463,100 shares of our common stock that are held by some of our current stockholders. The information contained in this prospectus supplement dated July 26, 2002 reflects facts or events that constitute a substantive change from or addition to the information set forth in the prospectus dated January 15, 2002, as amended or supplemented.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated January 15, 2002, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement modifies or supercedes information contained in the prospectus.

SEE RISK FACTORS BEGINNING ON PAGE 8 OF THE PROSPECTUS AND ON PAGE 22 OF OUR ANNUAL REPORT ON FORM 10-K WHICH IS PART OF THE CUMULATIVE PROSPECTUS SUPPLEMENT DATED APRIL 5, 2002 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING OUR COMMON STOCK

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The information contained below in this prospectus supplement reflects disclosures contained in a press release issued by us dated July 25, 2002 regarding preliminary second quarter results, which provided facts that are in addition to the information set forth in the prospectus dated January 15, 2002:

The date of this prospectus supplement is July 26, 2002

NEWS RELEASE

Contact:
Bobbi J. Roberts
Saxon Capital, Inc.
804.967.7879
robertsb@saxonmtg.com

Saxon Reports Second Quarter 2002 Operating Results

GLEN ALLEN, VA. (July 25, 2002) – Saxon Capital, Inc. (“Saxon”) (NASDAQ: SAXN), a residential mortgage lending and servicing company, today announced second quarter 2002 net income of $5.1 million ($0.17 per share diluted) as compared to $2.0 million ($0.07 per share both basic and diluted) for the first quarter 2002 and net income of $7.0 million ($0.24 per share diluted) for the six months ended June 30, 2002.

Since July 6, 2001, following the divestiture from its former parent, Saxon has structured its asset-backed securitizations as financings, rather than as sales of loans with a corresponding one-time recognition of gain or loss. This change in structure makes it difficult to compare current period financial results to prior year financial results.

“The second quarter results reflect our commitment to our business plan, which is focused on disciplined expansion of our owned portfolio,” said Michael L. Sawyer, chief executive officer.

Operational Highlights for the Second Quarter
•	Recorded net income of $5.1 million ($0.17 per share diluted) for the second quarter and $7.0 million ($0.24 per share diluted) for the six months ended June 30, 2002
•	Owned portfolio grew 24% to $2.6 billion from $2.1 billion at March 31, 2002
•
Retail channel production increased 36% for the quarter compared to the same quarter last year and comprised 23% of originations for the quarter ended June 30, 2002 as compared to 15% in the comparable quarter 2001

•	Priced a $605 million asset backed securitization, “SAST 2002-2”, the fourth securitization since the divestiture and 23rd since 1996
•	Successfully closed on a $175 million two-year warehouse facility with Greenwich Capital Financial Products, Inc., which will extend through the end of the second quarter 2004.

Loan Originations and Cost to Originate
Total origination volume was $619.4 million for the second quarter 2002 and $1.1 billion for the six months ended June 30, 2002, a decrease of 12% compared to the second quarter 2001 and a decrease of 5% compared to the six months ended June 30, 2001. Total cost to originate improved to 3.09% of total loan originations for the second quarter 2002 as compared to 3.16% in the second quarter 2001.

“Our retail channel continues to grow and make progress in expanding into new market areas. We recently opened our 19th branch in the Detroit market,” said Sawyer.

Portfolio Performance
At June 30, 2002, the principal balance of Saxon’s owned portfolio increased 24% from March 31, 2002 and totaled $2.6 billion. The seriously delinquent loan rate (three or more payments past due) was 6.1% at June 30, 2002, as compared to 5.6% at March 31, 2002. Reflecting the growth of the owned portfolio, Saxon increased its reserve for loan losses to $36.6 million at June 30, 2002 from $28.7 million at March 31, 2002. The loan loss reserve at June 30, 2002 represents 1.4% of the principal balance of mortgage loans as compared to 1.3% at March 31, 2002.

Financial Highlights
For the second quarter 2002, Saxon’s net interest income was $30.2 million, as compared to $24.3 million for the first quarter 2002, and $17.8 million for the fourth quarter 2001. For the second quarter 2002, Saxon’s net interest margin was 5.2%, as compared to 5.3% for the first quarter 2002 and 5.0% for the fourth quarter 2001. Total net revenues for the second quarter 2002 were $29.9 million as compared to $25.0 million for the first quarter 2002, and $18.0 million for the fourth quarter 2001.

Operating expenses, which include general and administrative expenses and depreciation, were $21.9 million for the second quarter 2002, as compared to $21.4 million in the first quarter 2002 and $20.2 million in the fourth quarter 2001.

Liquidity
Saxon maintains substantial balance sheet liquidity. At June 30, 2002, Saxon had $1.3 billion in committed warehouse facilities and $119 million of available working capital. During the second quarter Saxon closed on a two-year warehouse facility with Greenwich Capital Financial Products, Inc. for $175 million; this facility will extend through June 2004. In addition, Saxon renegotiated its $300 million one-year committed warehouse facility with Wachovia Bank, N.A. This facility will extend through June 2003.

Securitization
During the second quarter, Saxon successfully priced a $605 million asset-backed securitization, SAST 2002-2, its fourth transaction since the divestiture.

Conference Call
Saxon will host a conference call for analysts and investors at 11a.m. Eastern Time on Friday, July 26, 2002. For a live Internet broadcast of this conference call, please go to Saxon’s investor relations website at www.saxoncapitalinc.com. To participate in the call contact Bobbi Roberts, assistant vice president investor relations, for details about the call (804.967.7879 or robertsb@saxonmtg.com). A replay will be available shortly after the call and will remain available until 5 p.m. Eastern Time August 2, 2002. The replay will be available on Saxon’s website or at 800-252-6030 using the ID number 12962477.

About Saxon
Saxon is a residential mortgage lender and servicer that originates, purchases, securitizes and services non-conforming mortgages and home equity loans. Saxon is headquartered in Glen Allen, Virginia and has additional facilities in Fort Worth, Texas and Foothill Ranch, California.

Saxon’s operating subsidiaries, Saxon Mortgage, Inc., and America’s MoneyLine, Inc. originate and purchase loans through wholesale, correspondent and retail business channels. Saxon currently originates and purchases loans in 49 states, through its network of approximately 3,000 brokers, 300 correspondents, and 19 retail branches. As of June 30, 2002, Saxon’s subsidiary Saxon Mortgage Services, Inc. (formerly Meritech Mortgage Services, Inc.) serviced a mortgage loan portfolio of $6.4 billion. For more information, visit www.saxoncapitalinc.com.

Information Regarding Forward Looking Statements
Statements in this news release reflecting our future plans and strategies, are “forward-looking statements” and are based on current expectations and assumptions that are subject to risks and uncertainty. Our actual results and the timing of certain events could differ materially from those plans due to a number of factors, such as changes in overall economic conditions and interest rates, changes in capital market and competitive conditions applicable to our industry, changes in the applicable legal and regulatory environment, and the continued success of management’s strategy. You should also be aware that all information in this news release is as of July 25, 2002, or as of the date indicated. We undertake no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.

Saxon Capital, Inc. Consolidated Balance Sheets (Dollars in thousands, except for share data) (unaudited)
	June 30, 2002	December 31, 2001
Assets

Cash	$932	$5,629
Accrued interest receivable	3,022	1,958

Mortgage loan portfolio:
Mortgage loans held prior to securitization	583,425	370,038
Securitized loans	2,130,207	1,371,816

Gross mortgage loan portfolio	2,713,632	1,741,854
Loan loss reserve	(36,630)	(21,327)

Net mortgage loan portfolio	2,677,002	1,720,527

Servicing related advances	99,361	104,796
Mortgage servicing rights, net	25,503	33,847
Deferred tax asset	14,600	11,772
Other assets	31,091	20,820

Total assets	$2,851,511	$1,899,349

Liabilities and stockholders’ equity

Liabilities:
Accrued interest payable	$959	$289
Warehouse financing	487,719	283,370
Securitization financing	2,065,573	1,329,568
Note payable	25,000	25,000
Other liabilities	12,967	9,124

Total liabilities	2,592,218	1,647,351

Stockholders’ equity

Common stock, $0.01 par value per share, 100,000,000 shares authorized; 28,101,245 and 28,050,100 issued and outstanding, respectively	281	281
Additional paid-in capital	258,257	258,004
Retained earnings (accumulated deficit)	755	(6,287)

Total stockholders’ equity	259,293	251,998

Total liabilities and stockholders’ equity	$2,851,511	$1,899,349

Saxon Capital, Inc.
Consolidated Statements of Operations
(Dollars in thousands, except share data)
(unaudited)

	Quarter Ended June 30, 2002	Quarter Ended March 31, 2002	Quarter Ended December 31, 2001
Revenues:
Interest income	$50,543	$40,546	$31,891
Interest expense	(20,382)	(16,221)	(14,104)

Net interest income	30,161	24,325	17,787
Provision for loan loss	(7,987)	(7,094)	(6,431)

Net interest income after provision for loan losses	22,174	17,231	11,356
Gain on sale of loans	232	—	—
Servicing income, net of amortization	7,462	7,725	6,681

Total net revenues	$29,868	$24,956	$18,037

Expenses:
Payroll and related expenses	12,274	11,879	11,219
General and administrative expenses	9,240	9,096	8,670
Other expense	357	456	297

Total expenses	21,871	21,431	20,186

Income before taxes	7,997	3,525	(2,149)
Income tax expense (benefit)	2,940	1,540	(801)

Net income (loss)	$5,057	$1,985	$(1,348)

Primary earnings (loss) per share	$0.18	$0.07	$(0.05)

Diluted earnings (loss) per share	$0.17	$0.07	$(0.05)

Saxon Capital
Supplemental Data

	Qtr 6/30/2002	Qtr 3/31/2002	Qtr 12/31/2001
Production Statistics
Volume
Wholesale	$235,827	$225,384	$258,496
Retail	143,565	133,508	143,720
Correspondent Flow	89,735	83,123	92,480
Correspondent Bulk	61,868	37,261	76,012
Called loans (1)	88,429	41,291	—
Cost to Originate
Wholesale	3.26%	3.32%	3.05%
Retail	2.37%	2.60%	1.94%
Correspondent Flow	2.96%	3.00%	3.15%
Correspondent Bulk (2)	4.38%	5.00%	4.53%
Total Production	3.09%	3.19%	2.99%
Cost to Service	0.30%	0.30%	0.36%
Credit Quality
Average Loan-To-Value	78.0%	77.5%	78.5%
Credit Score	602	601	589
Fixed WAC	9.2%	9.1%	9.3%
ARM WAC	9.2%	9.3%	9.5%

Portfolio Statistics
Owned Portfolio Balance	$2,594,160	$2,124,634	$1,671,311
Owned Portfolio Seriously Delinquent (3)	6.1%	5.6%	4.1%
Owned Portfolio Realized Losses	0.2%	0.1%	0.2%
Total Serviced Portfolio Balance	6,416,708	6,440,863	6,355,304
Total Serviced Portfolio Seriously Delinquent (3)	12.2%	12.4%	12.2%
Total Serviced Portfolio Realized Losses	2.0%	1.5%	1.8%

Key Ratios
Average Earning Assets (4)	$2,348,100	$1,859,293	$1,386,268
Average Assets (4)	2,375,430	2,274,296	1,618,446
Average Equity (4)	255,646	253,120	252,850
Return on Average Assets (ROA) (5)	0.9%	0.3%	-0.3%
Return on Average Equity (ROE) (5)	7.9%	3.1%	-2.1%
Average Equity/Average Assets (%)	10.8%	11.1%	15.6%
Interest income/Average earning assets	8.6%	8.7%	9.0%
Interest expense/Average earning assets (6)	3.4%	3.4%	4.0%
Net Interest Margin/Average earning assets	5.2%	5.3%	5.0%
Operating expense/Servicing Portfolio (5)	1.4%	1.3%	1.2%
Operating expenses/Average Assets (5)	3.7%	3.8%	5.0%
Efficiency Ratio (7)	73.2%	85.9%	111.9%

Common Stock Data
Primary earnings (loss) per share	$0.18	$0.07	$(0.05)
Diluted earnings (loss) per share	0.17	0.07	(0.05)
Shares used to compute primary EPS	28,089	28,071	28,050
Shares used to compute diluted EPS	29,693	28,856	28,050
Shares outstanding (period end)	28,101	28,089	28,050

Common Stock Price
High	$17.03	$15.22	n/a
Low	$14.00	$10.50	n/a
Period End	$16.27	$14.77	n/a
Book value per share (period end)	$9.23	$9.05	$8.98

(1)	Called loans are mortgages purchased from the SASTA 96-2, 97-1 and 97-2 securitizations pursuant to the clean up provision of the trust.
(2)	Correspondent bulk loan cost to originate excludes SASTA 96-2, 97-1 and 97-2 called loans for the first quarter and second quarter 2002.
(3)	Seriously delinquent is defined as three or more payments past due.
(4)
Average Earning Assets is a daily average balance of loans in warehouse and securitized portfolio. Prior quarter press releases reported average earning assets as a simple average. Average assets and average equity are calculated as simple averages.

(5)	Ratios are annualized.
(6)	Interest expense exclude loan buydown and legal fees associated with the facility.
(7)	Efficiency ratio is calculated as total expenses divided by net revenues.